Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 5, 2008

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Registration No: 811- 09303

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of January 2, 2008, to the Company’s Post-Effective Amendment (“PEA”) No. 28 to its registration statement.  PEA 28 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 16, 2007, for the purpose of adding its new series, The Multi-Disciplinary Fund (the “Fund”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Company’s respective responses.

Prospectus Comments

1.	Staff Comment: On page 2, in the section titled, “Overview,” please reconcile the use of the term, “attractive risk-adjusted rates of return,” with the rest of the Fund’s strategy.

Response:
The phrase “attractive risk-adjusted rates of return” has been deleted.  The section will be revised to read as follows:

“The Multi-Disciplinary Fund (the “Fund”) is a non-diversified fund that seeks to provide investors with consistent returns by investing all of its investable assets in the Multi-Disciplinary Portfolio (the “Portfolio”).”

2.
Staff Comment: On page 3, in the section titled, “Investment Objective, Principal Investment Strategies and Principal Risks,” please add the explanation that ‘total return’ includes income and capital appreciation.

Response:
An explanation of total return has been added to the “Principal Investment Strategies” section.

3.
Staff Comment: On page 3, in the section titled, “Investment Objective, Principal Investment Strategies and Principal Risks,” please provide clarity regarding the percentage limitations associated with the Fund’s investment in debt, options, and derivatives.  Also, please address within your response how the Fund will meet the liquidity requirements of Section 18 of the 1940 Act.

Response:
The section has been revised to include the following sentence the first paragraph under “Principal Investment Strategies”:   Under normal circumstances, the Portfolio will invest at least 65% of its net assets in fixed-income securities and derivatives.

A sentence has been added stating there is no limit on the amount of assets the Portfolio may invest in fixed-income securities.

The following has been added as the third paragraph under “Principal Investment Strategies”:  The Portfolio may invest up to 90% of its net assets in selling equity put options.  The Portfolio may also invest more than 5% in U.S. Treasury note futures; selling or buying equity call, bond call, and bond put options; and credit default swaps, as well as other derivatives, to manage risk or to enhance return.  The Portfolio will not invest more than 15% of its net assets in instruments that are not deemed liquid.  In connection with the Portfolio’s positions in derivatives, the Portfolio will segregate liquid assets or will otherwise cover its position in accordance with applicable Securities and Exchange Commission requirements.

4.
Staff Comment: On page 3, in the first paragraph sub-section titled, “Principle Investment Strategies,” please revise the disclosure under (ii) which reads “downside protection through credit analysis.”  It is the Staff’s view that this statement is not supported by the given strategy and how securities are selected for the Fund and implies a promise that the Fund would be protected from downside movement.

Response:
The sub-section described above has been revised to remove the language that reads “downside protection through credit analysis.”

5.
Staff Comment: On page 3, in the sub-section titled, “Principle Investment Strategies,” please revise the sixth sentence of the first paragraph which currently reads, “The Portfolio has a net long fixed-income bias, but opportunistically hedges its fixed-income positions with options, derivatives and/or short positions” into plain English.

Response:
The sentence has been removed entirely.

6.
Staff Comment: On page 3 in the sub-section titled, “Principle Investment Strategies,” please revise the second sentence of the second paragraph which currently reads, “The companies that are targeted for various option strategies undergo a fundamental analysis review by the Investment Adviser’s research team” into plain English.

Response:
The sentence has been revised as follows:

“The companies considered by the Investment Adviser for various option strategies undergo a fundamental analysis review by the Investment Adviser’s research team, including but not limited to valuation, credit analysis, and earnings quality.”

7.
Staff Comment: On page 3, paragraph 5 in the sub-section titled, “Principle Investment Strategies,” please reconcile the following statement with the earlier disclosure regarding bond durations of 0 to 5 years, “There are no limitations as to the maturities or credit ratings of the fixed income securities in which the Portfolio may invest.”

Response:
The sub-section has been revised to reflect that while generally most bond durations are expected to be 0-5 years, there is no limitation regarding the maturity or credit rating.

8.
Staff Comment: On page 3, paragraph 5, sentence 4 in the sub-section titled, “Principle Investment Strategies,” please quantify the amount of total assets the Fund will invest in U.S. Treasury note futures, options, swaps, etc.  rather than using the phrase “significant amount.”

Response:
See the above response under Question 3.

9.	Staff Comment: On page 3, paragraph 5 in the sub-section titled, “Principle Investment Strategies,” please indicate whether or not the Fund will invest in defaulted junk bonds.

Response:
The sub-section has been revised to reflect that the Fund may invest up to 5% of its total assets in defaulted junk bonds as well.

10.
Staff Comment: On page 3, paragraph 5 in the sub-section titled, “Principle Investment Strategies,” please add disclosure to clarify how investments in equity securities fit in the two-pronged approach outlined in the Overview on page 2 and the perceived discrepancy between earlier disclosure indicating that the Fund may invest in up to 50% equities, and up to 50% debt securities to provide more specificity and give the investor a clearer idea of exactly what parameters will be used when making investment and allocation decisions.

Response:
The section has been revised to reflect that the Portfolio will not invest in equity securities directly.The revised disclosure is as follows:  The Portfolio may hold equity securities in limited circumstances.  For example, if put options are exercised against the Portfolio, in connection with a corporate restructuring of an issuer or convertible securities. However, the Portfolio will not invest directly in equity securities.

11.	Staff Comment: On page 9 in the sub-section titled, “Investing in Mutual Funds,” please discuss the risk associated with the layering of fees of underlying funds.

Response:
The following sentence has been added at the end of the relevant section:

The Portfolio will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests in addition to the advisory and administration fees paid by the Portfolio.

12.
Staff Comment: On page 7 of the section titled, “Additional Strategies and Risks of Investing in the Fund – Credit Default Swap Agreements,” in the first paragraph, please explain the concept of a “swap embedded within a structured security.”  Please identify the counter-party in these types of situations.  Please indicate whether there are any liquidity issues with credit default swaps and discuss or disclose any risks associated with credit default swaps.

Response:
The section has been revised to:  (1) change the language of “swap embedded within a structured security” to “swap embedded within a structured note, to protect against the risk that a seller will default”; and (2) add that the counterparties will be large, well-known Wall Street firms or other firms that pass the investment adviser’s credit review.  The following additional risk/liquidity disclosure has been added:   In addition to the risks applicable to derivatives generally, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).  The use of credit default swaps may be limited by the Funds’ limitations on illiquid investments.

13.
Staff Comment: On page 11, paragraph 2 of the sub-section titled, “Members of the Investment Committee,” please provide clarification regarding the past five years of business experience for Mr. Stahl.

Response:
Disclosure has been added that Mr. Stahl has held his current positions since 1994.

Statement of Additional Information (“SAI”)

1.	Staff Comment: On page 4, under “Description of the Fund”, the reference to the investment objective of the Fund being non-fundamental should also be referenced in the Prospectus.

Response:
The section will be revised accordingly.

2.	Staff Comment: On page 5, paragraph 3, please make the disclosure consistent with the revised disclosure provided in the Prospectus.

Response:
The disclosure will be revised accordingly.

3.
Staff Comment: On page 16 in the Management table, please indicate whether the Kinetics Funds listed for Mr. Doyle and Mr. Polyakov under “Other Directorships Held by Director/Trustee” is the same as the Registrant or in the same family of funds.

Response:
The table will be revised to reflect the “Other Directorships” held by Messrs. Doyle and Polyakov are not the same as the Registrant, but rather private investment companies.

4.	Staff Comment: In accordance with the USA PATRIOT Act of 2001, as amended, please indicate whether or not the Company has appointed an Anti-Money Laundering Officer.

Response:
Disclosure has been added confirming that an anti-money laundering officer has been appointed under the section “Management of the Fund and Portfolio.”

In connection with this response to the Staff’s comments, the Company on behalf of the Fund hereby states the following:

(1)
The Fund acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Fund acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Fund represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. at (414) 765-6609 or the undersigned at (914) 703-6900.

Very truly yours,

/s/Leonid Polyakov
Leonid Polyakov
Treasurer
KINETICS MUTUAL FUNDS, INC.